

Mail Stop 6010

October 23, 2008

Mr. John Humphrey
Chief Financial Officer
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, FL 34240

> **Re: Roper Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **File No. 001-12273**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1.   We note your disclosure within Item 1 that you contributed the Redlake Motion product
        line and working capital to Integrated Design Tools, Inc. in exchange for a minority
        investment during the fourth quarter of 2007. Please tell us and revise future filings to
        disclose the nature of this transaction in detail and how you accounted for this
        transaction. Cite the accounting literature relied upon and how you applied that specific
        accounting literature to your situation.

Note 1. Summary of Accounting Policies

Revenue Recognition and Product Warranties

2.   We note your disclosure in your Critical Accounting Policies in Item 7 that you provide
        sales credits to your customers. Please tell us the nature of the credits you offer to your
        customers. To the extent material, revise future filings to disclose the nature of these
        credits and how the different credits impact your revenue recognition.

Note 14. Segment and Geographic Area Information

3.   We note your disclosure of long-lived assets broken out between U.S., Non-U.S and
        Corporate and Eliminations. Please revise future filings to clarify the location of the
        long-lived assets classified as "Corporate and Eliminations."

Item 11. Executive Compensation

4.   The Compensation Discussion and Analysis section should be a narrative at the
        beginning of your compensation disclosure, putting into perspective the tables that
        follow. Your current format includes director compensation disclosure and a list of your
        executive officers between your Compensation Discussion and Analysis and the required
        compensation tables for your named executive officers. Please revise your future filings,
        as applicable, so that your Compensation Discussion and Analysis immediately precedes
        these tables.

5.   The Compensation Discussion and Analysis should be sufficiently precise to identify
        material differences in compensation policies with respect to individual named executive
        officers. Refer to Section II.B.1. of Securities Act Release No. 8732A. We note the
        significant disparity between your chief executive officer's total and individual elements
        of compensation as compared to the other named executive officers. We also note that
        your chief executive officer's target bonus percentage is twice as much as the target

bonus percentage of the other named executive officers. In future filings, as applicable, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Form 10-Q for the Quarter Ended June 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

6.   We note that you present $133.2 million and $56.3 million of debt borrowings on a net basis in the cash flows from financing activities section of your statement of cash flows for the six months ended June 30, 2008 and 2007, respectively. Rule 10-01(a)(4) indicates that your statement of cash flows may be abbreviated showing cash changes from investing and financing activities individually only when they do not exceed 10% of the average of net cash flows from operating activities for the most recent three years. Please confirm to us that you will separately present in future filings your gross borrowings and gross repayments for your outstanding debt for each reporting period presented to the extent that you meet the aforementioned rule.

Note 3. Business Acquisition, page 7

7.   We note your disclosures here related to your acquisition of CBORD Group, Inc. on February 20, 2008. Please revise your future filings to include all of the supplemental pro forma statement of operations disclosures required by paragraphs 58(b)-(c) of SFAS 141 for each reporting period presented for which a material acquisition was completed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,



Kevin L. Vaughn
Accounting Branch Chief